

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

<u>Via E-Mail</u>

Mr. Charif Souki
Chief Executive Officer
Cheniere Energy Partners, G.P., LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-33366**

Dear Mr. Souki:

We have reviewed your response dated June 28, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page 51

1. We note your response to comment one in our letter dated June 14, 2011 and the accompanied SAB 99 analysis. However, we remain unclear about your basis for not amending the Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q for the quarterly period ended March 31, 2011 in light of the fact that the EPU presentation is an important GAAP metric as well as an integral part of your GAAP

financial statements. We continue to believe that you should amend the above referenced Form 10-K and Form 10-Q accordingly.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3377 if you have questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief